UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number 1-08604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Team, Inc. Salary Deferral Plan and Trust

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478
(281) 331-6154

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Team, Inc. Investment Committee and Plan Participants of
Team, Inc. Salary Deferral Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Team, Inc. Salary Deferral Plan and Trust (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2023 and Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

We have served as the Plan's auditor since 2014.
Houston, Texas
June 26, 2024

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments, at fair value	$317,102,622	$273,261,244
Notes receivable from participants	7,038,546	6,696,756
Other	4,652	277
Total assets	324,145,820	279,958,277
Liabilities:
Other	(2,436)	(31,112)
Total liabilities	(2,436)	(31,112)
Net assets available for benefits	$324,143,384	$279,927,165

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions to net assets available for benefits attributed to:
Investment income:
Interest and dividends	$6,692,078
Net change in fair value of investments	44,068,109
Total investment income	50,760,187
Contributions:
Participant contributions	22,661,261
Company contributions	7,222,516
Participant rollover contributions	1,927,003
Total contributions	31,810,780
Interest income on notes receivable from participants	379,066
Total increase	82,950,033
Deductions from net assets available for benefits attributed to:
Distributions and benefits paid to participants	38,566,824
Administrative fees	166,990
Total deductions	38,733,814
Net increase in net assets available for benefits	44,216,219
Beginning of year	279,927,165
End of year	$324,143,384

See accompanying notes to financial statements.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
Notes to Financial Statements
December 31, 2023 and 2022
(1) Description of the Plan
The following description of the Team, Inc. Salary Deferral Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) General
The Plan is a defined contribution plan established October 1, 1984 to cover all eligible employees of Team, Inc. (“Team”) and other adopting employers in the United States (variously, the “Company”, “we” and “our”). The Plan is administered by the Investment Committee (the “Plan Administrator”) appointed by the Board of Directors of Team. The Board of Directors of Team voted to appoint Fidelity Management Trust Company (the “Trustee”) as the trustee, Fidelity Workplace Services LLC, as the record keeper and Morgan Stanley as investment advisor for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
(b) Eligibility
Employees become eligible to participate in the Plan on the first day coinciding with or immediately following completion of one month of service. Leased employees, nonresident aliens who do not receive any United States source income that is earned from the Company, contractors, casual employees and certain excluded employee pay groups as specified in the Plan document are not considered eligible employees under the Plan.
(c) Contributions
Each year, participants may contribute up to 75% of their pre-tax annual eligible pay, as defined in the Plan document. The Internal Revenue Code of 1986, as amended (“IRC”) limits the maximum amount of a participant’s contribution, on a pre-tax basis, to $22,500 in 2023. Highly compensated employees, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan also allows Plan participants to make Roth 401(k) contributions. Participants age 50 and older as of December 31 are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the IRC. Catch-up contributions are subject to certain IRC limitations ($7,500 for 2023). Total pre-tax, Roth, and catch-up contributions may not exceed 75% of eligible pay. Participants may also transfer into the Plan amounts representing qualified rollovers from other qualified plans. Participants may change their contribution rates as of the beginning of each payroll period.
Unless they affirmatively elect otherwise, newly eligible employees are automatically enrolled at a 6% pre-tax deferral rate of eligible pay effective on their entry date to the Plan. Participants with a deferral rate greater than zero will have their deferral rate increased by 1% annually each December 31 until a deferral rate of 10% is reached. However, a participant’s deferral rate will not be automatically increased within the first six months following an automatic enrollment. Participants may elect to opt out of the automatic contribution increases.
The Company may make a discretionary matching employer contribution for a contribution period as determined by the Company during a plan year. The Company made a matching contribution of 50% of the participant’s contribution up to 6% of eligible compensation on a pay period basis in 2023. The Company calculates a true up matching contribution for the participants who were employed by the Company on the last day of the contribution period. The true up contribution period is determined by the Company’s Benefits Administration Committee. The Company may also make an additional matching employer contribution at plan year end and a discretionary non-elective employer contribution on a plan year basis to eligible employees, as defined by the Plan, that are employed on the last day of the contribution period. There was no additional matching employer contribution or discretionary non-elective employer contribution made for the plan year ended December 31, 2023.
(d) Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company matching contribution and non-elective employer contributions, and the Plan’s earnings or losses net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(e) Investments
Participants may direct the investment of their contributions into mutual funds, a collective investment trust fund or a unitized fund comprised of Team’s common stock and a money market fund. Contributions can be invested on a percentage allocation basis in any increment of 1%. Company contributions are allocated on the same basis as the participants have elected to allocate their contributions. Participants may change investment options at any time.

(f) Vesting and Forfeited Accounts
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and non-elective employer contributions plus actual earnings thereon is based on continuous years of service as follows:

Years of service	Percentage of employer contribution that becomes vested
Less than one year	—%
One year	20
Two years	40
Three years	60
Four years	80
Five years or more	100
Years of service with predecessor employers acquired by Team are recognized for vesting service, as defined in the Plan document.
Forfeited balances of terminated participants are used to reduce future matching and non-elective employer contributions or to pay administrative expenses of the Plan. At December 31, 2023 and 2022, forfeited nonvested accounts totaled approximately $1,038,000 and $429,000, respectively. Forfeitures utilized to reduce matching employer contributions and pay administrative expenses totaled approximately $317,000 and $0, respectively, in 2023.
(g) Notes Receivable from Participants
Participants may borrow from their account balance up to a maximum of $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or 50% of their vested account balance, whichever is less. The minimum loan amount is $1,000, and only one outstanding loan is allowed per participant at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates of Prime plus 1% at the time of the loan and are charged a one-time fee of $125. All loans must be repaid through payroll deductions within five years, except where a loan is used to purchase a principal residence, which is payable within ten years. Principal and interest are paid ratably through payroll deductions. Interest rates range from 4.25% to 9.50% and maturity dates range from January 2024 to September 2033 on loans outstanding at December 31, 2023. Merged plans may include loans that are payable in a time period that is greater than ten years.
(h) Payment of Benefits
On termination of service due to death, total disability or retirement, a participant becomes fully vested and may elect to receive the balance in his or her account. Normal retirement age under the Plan is 60. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account. Upon reaching age 59 1/2, a participant may elect a withdrawal from the participant’s employee deferral account and vested employer account. Upon furnishing proof of financial necessity, a participant is eligible for a hardship withdrawal from the participant’s employee deferral account. Benefits are payable in a lump-sum amount.
The Plan requires automatic distribution of participant account balances, upon a participant’s termination, if account balances are less than $5,000 and greater than $1,000. If the participant does not elect to have the amount paid directly to his/her eligible retirement plan or receive a distribution directly, then the Plan will pay the distribution to an individual retirement account designated by the Plan Administrator. Amounts less than $1,000 are paid directly to the participant upon termination.
(i) Termination of the Plan
Although it has not expressed any intent to do so, the Company may amend the Plan to discontinue contributions at any time or terminate the Plan subject to the provisions of ERISA. The Company may also reduce Company contributions at any time by amending the Plan. If the Company were to terminate the Plan, participants would become 100% vested in their Plan account balances, Plan assets would be valued, and participants would be entitled to distributions of their respective account balance.

(2) Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of changes in the assets and liabilities during the period. Actual results could differ from these estimates.
(c) Risks and Uncertainties
The Plan provides for investment in mutual funds, a collective investment trust fund and a unitized fund comprised of Team’s common stock and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(d) Investment Valuation and Income Recognition
Securities held by the Plan are valued at fair value and any increases or decreases in the value of securities held, as well as other investment earnings, are allocated to the participants’ accounts. See Note (6)—Fair Value Measurements for discussion of fair value measurements.
Net change in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis using a crediting rate that is generally based on the fair value, duration, and yield to maturity of the underlying portfolio. Dividends are recorded on the ex-dividend date.
The Galliard Retirement Income Fund (the “Fund”) seeks to provide consistency of returns while attempting to maintain minimal volatility, and is designed for investors seeking higher income than money market investments without the price fluctuation of stock or bond funds. The fair value of the Fund presented in the Plan’s financial statements is measured at net asset value (“NAV”) per share provided by the Trustee as a practical expedient. Plan participants acquire investment units in the Fund, with each unit representing an undivided interest in the underlying assets of the Fund. The Fund is a collective investment trust fund that primarily invests in stable value funds. At December 31, 2023 and 2022, the Fund has invested all of its assets in the Wells Fargo Synthetic Stable Value Fund. The value of the investment held by this fund is based on the underlying unit value reported by the stable value fund.
Participant transactions (purchases and sales) with the Fund may occur daily at NAV, subject to limitations on transfer to a competing investment vehicle. The Plan’s continuing ability to transact with the Fund at NAV may be restricted or limited upon occurrence of certain Fund-level or Plan-level conditions or events, or with respect to transactions not initiated by the Plan participants. For example, the Company may decide to terminate the Plan’s offering of the Fund as a Plan investment option and fully withdraw all invested balances from the Fund. The Plan is restricted from withdrawing all assets from the Fund for a period of 12 months upon notification by the Company of its intent to do so under the terms of the participation agreement. There are no unfunded commitments to the Fund.
(e) Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable from participants are reclassified as a distribution based upon the terms of the Plan document.
(f) Expenses
Processing fees and check fees are charged to the accounts of the participants at the time of distribution when participants elect to take loan or benefit distributions from their accounts. All other administrative expenses of the Plan, including audit and legal fees, are paid by the Plan, as provided in the Plan document. Certain investment fund options are subject to investment-related fees based on a percentage of invested assets, as disclosed in the applicable fund’s prospectus and disclosed to participants through a participant disclosure notice. Such fees are charged directly against the fund’s net appreciation (depreciation) in fair value of investments and are not separately disclosed in the accompanying financial statements.

(g) Payment of Benefits
Benefit payments to participants are recorded upon distribution. At December 31, 2023 and 2022, all amounts allocated to accounts of persons who have elected to withdraw from the Plan have been paid.
(h) Line of Credit
The Trustee has arranged to utilize a line of credit to facilitate the purchase activity in the event that disbursement transactions on any given day exceed the cash position available in the unitized fund. At December 31, 2023 and 2022, there was no outstanding balance related to this line of credit.
(3) Team, Inc. Common Stock Voting Rights
At December 31, 2023 and 2022, the Plan held 463,897 and 390,509 shares of Team’s common stock, respectively. Participants may own units equivalent to the shares held by the Plan. Each participant is entitled to exercise voting rights to shares allocated to his or her account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee, as directed by the Company, votes any unallocated shares on behalf of the collective best interest of the participants and beneficiaries.
(4) Federal Income Tax Status
Management considers the Plan to be in compliance with Section 401(a) of the IRC and, accordingly, to be entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan has adopted a non-standardized pre-approved plan, which obtained its latest opinion letter dated June 30, 2020 in which the Internal Revenue Service (“IRS”) stated that the document satisfies the applicable provisions of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2023 and 2022.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(5) Party-in-Interest Transactions
The Plan engaged in investment transactions with funds managed by the Trustee, a party in interest with respect to the Plan. The Plan also has investments in Team’s common stock. These transactions, as well as notes receivable from participants, are authorized by contract provisions and an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
(6) Fair Value Measurements
Accounting Standards Codification 820, Fair Value Measurement (“ASC 820”), provides the framework for measuring fair value. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stock — Valued using quoted market prices for the identical security in an active market.
Collective Investment Trust Fund — Valued using the NAV of the fund provided by the fund’s trustee, as a practical expedient to measure fair value.
Mutual Funds — Valued using quoted market prices, which represent the NAV of the shares held in such funds. Each of these funds is an open-ended mutual fund and is valued using a market approach. Fair value is based on a daily NAV that can be validated with a sufficient level of observable activity (e.g., purchases and sales at NAV between fund investors and the fund).
Money Market Fund — Valued using the NAV of the fund shares using quoted market prices or on an active market.
Valuation methods employed for purposes of estimating the fair value of the Plan’s assets are appropriate and consistent with valuation techniques used by market participants. The use of different valuation methodologies or assumptions to estimate the fair value of the Plan’s investments at the reporting date would likely result in a fair-value estimate of the Plan’s investments that differs from the reporting-date fair-value estimate presented herein. There have been no changes in the methodologies used at December 31, 2023 and 2022.
 The following summarizes the Plan’s investments by asset class and input level within the fair-value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2023
Common stock
Team, Inc. common stock	$3,061,720	$—	$—	$3,061,720
Mutual funds	300,448,994	—	—	300,448,994
Money market fund	98,542	—	—	98,542
Total assets in the fair value hierarchy	$303,609,256	$—	$—	303,609,256
Collective investment trust fund(1)				13,493,366
Total assets measured at fair value				$317,102,622

	Level 1	Level 2	Level 3	Total
December 31, 2022
Common stock
Team, Inc. common stock	$2,050,172	$—	$—	$2,050,172
Mutual funds	256,535,523	—	—	256,535,523
Money market fund	81,549	—	—	81,549
Total assets in the fair value hierarchy	$258,667,244	$—	$—	258,667,244
Collective investment trust fund(1)				14,594,000
Total assets measured at fair value				$273,261,244
(1)    Consists of the Galliard Retirement Income Fund, which is discussed further in Note (2) – Summary of Significant Accounting Policies, and is measured at fair value using the NAV per share (or its equivalent) as a practical expedient. Therefore, this has not been categorized in the fair value hierarchy, but is presented in this table to permit reconciliation of the amounts categorized in the fair value hierarchy to the amounts presented on the statements of net assets available for benefits.
(7) Delinquent Participant Contributions
During 2019, 2020, 2021 and 2023, there were unintentional delays by the Company in submitting participant contributions and loan repayments in the aggregate amount of $7,438,063 that remain uncorrected as of December 31, 2023. The Company is in the process of calculating the required corrections to compensate the affected participants for lost earnings. The Company will file the delinquent participant contributions under the Department of Labor’s Voluntary Fiduciary Correction Program.
(8) Subsequent Events
Subsequent events have been evaluated for potential recognition and disclosure through June 26, 2024, the date the Plan financial statements were available to be issued. No items requiring adjustment of the financial statements or additional disclosures were identified.

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2023

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$7,438,063	$7,438,063	$—	$—	$—

TEAM, INC. SALARY DEFERRAL PLAN AND TRUST
EIN # 74-1765729, Plan # 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Galliard Retirement Income Fund-Fee - Class F45	Collective Investment Trust Fund	**	$13,493,366
	Total Collective Investment Trust Fund			13,493,366

*	Fidelity Inflation-Protected Bond Index Fund	Mutual Fund	**	688,339
*	Fidelity Freedom Income Fund	Mutual Fund	**	502,707
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	784,623
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	9,009,404
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	21,431,300
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	25,723,689
*	Fidelity Freedom 2005 Fund	Mutual Fund	**	7,934,355
*	Fidelity Freedom 2015 Fund	Mutual Fund	**	1,121,495
*	Fidelity Freedom 2025 Fund	Mutual Fund	**	11,624,060
*	Fidelity Freedom 2035 Fund	Mutual Fund	**	23,528,012
*	Fidelity Freedom 2045 Fund	Mutual Fund	**	20,710,717
*	Fidelity Freedom 2050 Fund	Mutual Fund	**	22,968,012
*	Fidelity 500 Index Fund	Mutual Fund	**	33,615,588
*	Fidelity Freedom 2055 Fund	Mutual Fund	**	18,255,989
*	Fidelity Mid Cap Index Fund	Mutual Fund	**	3,794,285
*	Fidelity Freedom 2060 Fund	Mutual Fund	**	8,173,990
*	Fidelity Freedom 2065 Fund	Mutual Fund	**	3,202,488
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	**	23,479,860
	JPMorgan Large Cap Value Fund Class R6	Mutual Fund	**	13,135,795
	Invesco Developing Markets Fund Class Y	Mutual Fund	**	2,011,022
	MFS Mid Cap Value Fund Class R6	Mutual Fund	**	6,014,877
	Hartford Strategic Income Fund Class R6	Mutual Fund	**	3,307,017
	Vanguard Real Estate Index Fund Admiral Shares	Mutual Fund	**	1,506,254
	BlackRock Mid Cap Growth Equity Portfolio Institutional	Mutual Fund	**	4,840,015
	Invesco Discovery Fund Class Y	Mutual Fund	**	11,212,147
	Western Asset Core Plus Bond Fund Class IS	Mutual Fund	**	4,694,032
	ClearBridge International Growth Fund Class IS	Mutual Fund	**	417,900
	Columbia Overseas Value Fund Institutional 2 Class	Mutual Fund	**	8,207,344
	Franklin Small Cap Value Fund Advisor Class	Mutual Fund	**	6,549,696
*	Fidelity Small Cap Index Fund	Mutual Fund	**	2,003,982
	Total Mutual Funds			300,448,994

*	Team, Inc. Common Stock	Common Stock	**	3,061,720
	Total Common Stock			3,061,720

*	Fidelity Government Portfolio Institution	Money Market Fund	**	98,542
	Total Money Market Fund			98,542

*	Participant notes receivable	Interest rates ranging from 4.25% to 9.50%, maturities January 2024 to September 2033	0	7,038,546
	Total Participant notes receivable			7,038,546

				$324,141,168

________________
*    Party in interest, see Note (5) Party-in-Interest Transactions.
**    Cost omitted for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Team, Inc. Salary Deferral Plan and Trust

By:	/s/ André C. Bouchard
André C. Bouchard
Executive Vice President, Administration, Chief Legal Officer and Secretary
June 26, 2024

EXHIBIT INDEX

Exhibit 23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm